EVEREST
199 SOUTH LOS ROBLES AVENUE
SUITE 200
PASADENA, CALIFORNIA  91101
TEL (626) 585-5920
FAX  (626) 585-5929


                                December 16, 2005


To the Holders of Limited Partnership Interests in
Wilder Richman Historic Properties II, L.P.

RE:  SELL NOW FOR THE HIGHEST PRICE OFFERED
     LAST CHANCE TO EXIT THIS  INVESTMENT IN 2005

Dear Investor:

     We are offering to buy your limited partnership interests (the "Units") in Wilder Richman Historic Properties II, L.P. (the "Partnership") for cash in the amount of $20,000 per Unit (less any cash distributions made to you by the Partnership after November 14, 2005).

     Investors should consider the following:

     a) Our offer is $6,000 per Unit (43%) more than the highest prior offer of which we are aware.

     b) Our offer exceeds by $9,200 PER UNIT the amount you would receive if the Partnership were able to sell its properties for the highest price previously offered.

     c) Selling limited partners can eliminate tax filings regarding this investment after filing their 2005 return.

     Even though the Partnership has listed its properties for sale, there is no guarantee that the Partnership will receive an offer in excess of prior offers or an offer that would yield more net proceeds to limited partners than our offer price. For those individuals who would like GUARANTEED CASH, this is your last opportunity to ensure a final sale and liquidation of your investment in 2005.

     An Agreement of Transfer is enclosed which you can use to accept our offer. Please execute this document and return it in the enclosed envelope. You should read the Offer to Purchase completely for important additional information about the offer.

     Our extended offer will expire at 5:00 pm New York City time on December 29, 2005. To ensure any agreement or notice you send will be effective, please make sure we receive the signed original by this date.

         Please call us at (800) 611-4613 if you have any questions.

                                           Very truly yours,

                                           Everest Properties II, LLC
                                           Dixon Mill Investor, LLC
                                           MPF Pacific Gateway, LLC